As filed with the SEC on March 31, 2003 ______________________________________________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC FILE NUMBER 000-24778
NOTIFICATION OF LATE FILING

[X] Form 10-KSB For the Quarterly Period Ended December 31, 2002

Part I Registrant Information Full Name of Registrant: ADS Media Group, Inc. Address of Principal Executive Office (Street and Number)

3811 Bee Cave Road
Suite 210
Austin, Texas 78746

Part II          Rules 12b-25(b) and (c)

          (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

          (b)          The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III          Narrative

          The Report on Form 10-KSB for ADS Media Group, Inc., (the Company) for the annual period ended December 31, 2002, is due to be filed on March 31, 2003. The Company needs additional time to complete its review of its balance sheet, to file an accurate annual report. The Company expects that its Form 10-KSB will be filed before April 15, 2003.

Part IV Other Information (1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

           (2)          Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no identify report(s).

[X] Yes	[ ] No

          (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

Signatures ADS Media Group, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADS Media Group, Inc.

Date: March 31, 2003 __/s/ Clark R. Doyal_____________________
Clark R. Doyal, President